Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (405) 553-3760

Steven E. Moore
Chairman and Chief Executive Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, OK 73101-0321

        Re: OGE Energy Corp.
                Definitive 14A
                Filed March 30, 2007
                File No. 1-12579

Dear Mr. Moore:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 16

1. We note your response to comment 2 in our letter dated August 21, 2007 and we reissue that comment. Please identify the components of the Towers Perrin 2005 Energy Services Industry Executive Compensation Database and the General Industry Survey Group survey.

Annual Incentive Compensation, page 18

2. We note your response to comment 5 in our letter dated August 21, 2007 and we reissue that comment. Please provide us with an analysis as to whether you believe it is appropriate to omit the 2007 targets because disclosure of those targets would result in competitive harm or such disclosure is not material to an understanding of the 2006 compensation disclosure.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: James R. Hatfield
        Senior Vice President and
        Chief Financial Officer